UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

Life Time Fitness, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53217R207
(CUSIP Number)

Neil S. Bhatia, Esq. Marcato Capital Management LP One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 53217R207	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,926,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,926,242
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,926,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 53217R207	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,926,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,926,242
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,926,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53217R207	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 663,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 663,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53217R207	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,122
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,122
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53217R207	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,211,186
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,211,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53217R207	SCHEDULE 13D	Page 7 of 10

Item 1.	Security and Issuer.

The name of the issuer is Life Time Fitness, Inc., a Minnesota corporation (the "Issuer").  The address of the Issuer's principal executive offices is 2902 Corporate Place, Chanhassen, MN 55317, United States of America.  This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership ("Marcato"), Richard T. McGuire III, a United States citizen, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company.  Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

(b)	The principal business address for each of the Reporting Persons is One Montgomery Street, Suite 3250, San Francisco, CA 94104.

(c)	Mr. McGuire is the managing partner of Marcato, an entity that serves as investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd.

(d)	Mr. McGuire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are hereby incorporated by reference.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $88,656,338, including the net cost of Shares and call options and the net amount received in respect of put options.  The amounts paid were funded by working capital.

CUSIP No. 53217R207	SCHEDULE 13D	Page 8 of 10

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are hereby incorporated by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the ordinary course of their investment activities.  The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons may from time to time discuss the Issuer’s business, strategies and other matters related to the Issuer with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer.  These discussions may review options for enhancing shareholder value through various strategic alternatives or operational or management initiatives including, but not limited to, improving capital structure and/or capital allocation, strategic transactions, and general corporate strategies.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 2,926,242 Shares (the “Marcato Shares”), constituting 7.2% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 663,934 Shares, constituting 1.6% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 51,122 Shares, constituting 0.1% of the Shares and (iii) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 2,211,186 Shares, constituting 5.4% of the Shares, each based upon 40,870,982 Shares outstanding as of April 18, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 663,934 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 51,122 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 2,211,186 Shares.  Marcato, as the investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  By virtue of Mr. McGuire's position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 53217R207	SCHEDULE 13D	Page 9 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are hereby incorporated by reference.

The Reporting Persons have purchased and sold American-style and European-style call and put options. The Reporting Persons: (i) own American-style call options referencing an aggregate of 1,731,622 Shares, which have an exercise price of $30.00 per Share and expire on July 18, 2014 and (ii) have sold European-style put options referencing an aggregate of 1,731,622 Shares, which have an exercise price of $30.00 per Share and expire on July 18, 2014.

Shares subject to call options exerciseable within sixty days are included in the Shares reported as beneficially owned.  None of the call options give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.  None of the put options give the counterparty direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

Certain of the Reporting Persons have entered into swaps with respect to the Shares. Under the terms of the swaps, (i) the relevant Reporting Persons will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Reporting Persons any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. The counterparties will also be required to pay the Reporting Persons the value of any dividends paid on such notional Shares during the term of the swaps.  All balances will be settled in cash. The Reporting Persons’ counterparty for the swap is Morgan Stanley Capital Services LLC.  The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of Shares specified in such swaps is 335,249 with respect to Marcato, L.P., 25,815 with respect to Marcato II, L.P., and 1,116,674 with respect to Marcato International Master Fund, Ltd.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

CUSIP No. 53217R207	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2014
(Date)

Marcato Capital Management LP*

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Partner

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, relating to the Common Stock, par value $0.01 per share of Life Time Fitness, Inc. shall be jointly filed on behalf of the undersigned.

May 21, 2014
(Date)

Marcato Capital Management LP*

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Partner

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Exhibit B

Schedule of Transactions in Shares

The following tables set forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 20, 2014. All such transactions were purchases or sales of Shares effected in the open market, except for over-the-counter options transactions and transactions marked with (*), which are portfolio rebalancing transactions.  The tables include commissions paid in per share prices.

Marcato, L.P., Marcato and Richard T. McGuire III

Transaction		Shares/ Options	Unit Cost	Expiration
Date	Security	Bought or (Sold)	($)	Date
03/24/2014	Common Stock	13,695	47.80	N/A
03/25/2014	Common Stock	20,411	47.78	N/A
03/26/2014	Common Stock	8,997	47.77	N/A
03/27/2014	Common Stock	24,974	47.60	N/A
03/28/2014	Common Stock	38,371	48.03	N/A
03/28/2014	OTC Call Option	106,443	18.08	7/18/2014
03/28/2014	Common Stock	(106,448)	48.06	N/A
04/08/2014	OTC Call Option*	(3,202)	17.75	7/18/2014
04/25/2014	Common Stock	38,027	47.60	N/A
04/28/2014	Common Stock	6,280	46.36	N/A
04/30/2014	Common Stock	11,339	47.30	N/A
04/30/2014	Common Stock	(34,172)	47.58	N/A
05/02/2014	Common Stock	8,825	47.87	N/A
05/05/2014	Common Stock	6,188	47.74	N/A
05/06/2014	Common Stock	6,894	47.49	N/A
05/06/2014	OTC Call Option*	16,324	17.72	7/18/2014
05/07/2014	Common Stock	4,538	46.71	N/A
05/08/2014	Common Stock	18,151	47.12	N/A
05/12/2014	Common Stock	16,408	48.55	N/A
05/13/2014	Common Stock	14,762	48.49	N/A
05/14/2014	Common Stock	25,636	48.44	N/A
05/15/2014	Common Stock	22,932	47.76	N/A
05/16/2014	Common Stock	47,683	48.45	N/A
05/19/2014	Common Stock	14,537	49.29	N/A
05/20/2014	Common Stock	63,062	48.38	N/A

Marcato II, L.P., Marcato and Richard T. McGuire III

Transaction		Shares/ Options	Unit Cost	Expiration
Date	Security	Bought or (Sold)	($)	Date
03/24/2014	Common Stock	1,093	47.80	N/A
03/25/2014	Common Stock	1,630	47.78	N/A
03/26/2014	Common Stock	718	47.77	N/A
03/27/2014	Common Stock	1,994	47.60	N/A
03/28/2014	Common Stock	3,063	48.03	N/A
03/28/2014	OTC Call Option	8,496	18.08	7/18/2014
03/28/2014	Common Stock	(8,498)	48.06	N/A
04/08/2014	OTC Call Option*	354	17.75	7/18/2014
04/25/2014	Common Stock	3,097	47.60	N/A
04/28/2014	Common Stock	511	46.36	N/A
04/30/2014	Common Stock	873	47.30	N/A
04/30/2014	Common Stock	(3,767)	47.58	N/A
05/02/2014	Common Stock	680	47.87	N/A
05/05/2014	Common Stock	1,415	47.66	N/A
05/06/2014	Common Stock	530	47.49	N/A
05/06/2014	OTC Call Option*	(407)	17.72	7/18/2014
05/07/2014	Common Stock	349	46.71	N/A
05/08/2014	Common Stock	1,398	47.12	N/A
05/12/2014	Common Stock	1,263	48.55	N/A
05/13/2014	Common Stock	1,136	48.49	N/A
05/14/2014	Common Stock	1,974	48.44	N/A
05/15/2014	Common Stock	1,766	47.76	N/A
05/16/2014	Common Stock	3,672	48.45	N/A
05/19/2014	Common Stock	1,119	49.29	N/A
05/20/2014	Common Stock	4,856	48.38	N/A

Marcato International Master Fund, Ltd., Marcato and Richard T. McGuire III

Transaction		Shares/ Options	Unit Cost	Expiration
Date	Security	Bought or (Sold)	($)	Date
03/24/2014	Common Stock	47,673	47.80	N/A
03/25/2014	Common Stock	71,045	47.78	N/A
03/26/2014	Common Stock	31,318	47.77	N/A
03/27/2014	Common Stock	86,932	47.60	N/A
03/28/2014	Common Stock	133,566	48.03	N/A
03/28/2014	OTC Call Option	370,541	18.08	7/18/2014
03/28/2014	Common Stock	(370,534)	48.06	N/A
04/08/2014	OTC Call Option*	2,848	17.75	7/18/2014
04/25/2014	Common Stock	133,876	47.60	N/A
04/28/2014	Common Stock	22,109	46.36	N/A
04/30/2014	Common Stock	37,788	47.30	N/A
04/30/2014	Common Stock	(162,061)	47.58	N/A
05/02/2014	Common Stock	29,388	47.87	N/A
05/05/2014	Common Stock	60,463	47.74	N/A
05/06/2014	Common Stock	22,965	47.49	N/A
05/06/2014	OTC Call Option*	(15,917)	17.72	7/18/2014
05/07/2014	Common Stock	15,113	46.71	N/A
05/08/2014	Common Stock	60,451	47.12	N/A
05/12/2014	Common Stock	54,627	48.55	N/A
05/13/2014	Common Stock	49,146	48.49	N/A
05/14/2014	Common Stock	85,353	48.44	N/A
05/15/2014	Common Stock	76,346	47.76	N/A
05/16/2014	Common Stock	158,745	48.45	N/A
05/19/2014	Common Stock	48,398	49.29	N/A
05/20/2014	Common Stock	209,951	48.38	N/A